Exhibit 99.85

DHX Media announces toy licensing deal for Johnny Test

HALIFAX, Feb. 12, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, announces that it has signed a toy licensing deal with Imports Dragon for its children's animation series Johnny Test.

Under the terms of the deal, licensee Imports Dragon has acquired the rights to create collectable figures of the action adventure star Johnny Test, set to launch at retail for this Fall 2014 in North America. One of the top rated kid's TV shows globally since 2005, Johnny Test is among the most aired shows on Cartoon Network in the U.S., and also airs on the broadcaster's international channels.

Steven DeNure, President and COO at DHX Media, says: "Johnny Test has a phenomenal worldwide fan base, and we are thrilled to be able to extend this livewire property with world class toy manufacturer Imports Dragon. The success of the program has grown exponentially and we are delighted to expand our licensing and merchandising activity."

Aimed at 6-11 year olds, Johnny Test is produced by DHX Media as an original production for TELETOON Canada and Cartoon Network channels around the world. It was created by Scott Fellows, also known for his work as the creator and executive producer of Ned's Declassified School Survival Guide and Big Time Rush.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 12-FEB-14